Filed by Palomar Medical Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934.

Subject Company: Palomar Medical Technologies, Inc.

Commission File No.: 333-187895

The following e-mail was first sent by Palomar Medical Technologies, Inc. to it employees on June 17, 2013:

June 17, 2013

Benefit Questions

As we approach the date of the acquisition of Palomar by Cynosure, many Palomar employees have requested information regarding employee benefits. As of today, we are still two independent companies which cannot influence each other’s current business practices. However, in preparation for the potential completion of the acquisition, we have reviewed existing Palomar benefits information in comparison to Cynosure’s benefits information. Below we have tried to answer some of the questions raised as best as we can at this time, but please be advised that the answers are subject to change and there are limits as to what information can be communicated at this time.

Payroll

✓	Your payroll should remain the same. At the end of the year, we expect that you will receive one W-2 from the combined companies.

Seniority

Will I retain my Palomar seniority as a Cynosure employee?

✓	Yes. All employees will retain the same seniority.

Vacation Policy

Will our vacation policy remain the same?

✓	We expect no significant changes to the vacation policy.

Will I retain the same level of vacation time I have earned based on my years of service?

✓	Yes.

Will I retain any accrued vacation I have?

✓	Yes.

Will I be able to rollover my accrued vacation to 2014 based on our vacation rollover policy?

✓	Yes. As mentioned above, we expect no significant changes to the vacation policy.

Benefits

Will we still have Palomar’s current benefits?

✓	Yes, but over time Palomar employees will be transitioned to Cynosure’s benefits. We believe Cynosure’s benefits are better, with the exception of the 401k Plan match. Thus, the expectation is that your benefits, in the aggregate, will be no less than they are today.

What are the Cynosure benefits?

✓	The details will be communicated when the enrollment date is determined.

401k Plan

Will we still have Palomar’s 401k Plan?

✓	Yes, until the end of 2013.

✓	For the period from the closing date of the acquisition (expected to be June 24) through December 31, 2013, Cynosure expects to match dollar for dollar up to the first $3000 to the maximum contribution allowed by law.

When will we enroll in Cynosure’s 401k plan?

✓	In January 2014, we expect our plans to be merged. By merging plans, everything rolls to the new plan with no penalties.

What is the Cynosure 401k Plan match?

✓	In the past, Cynosure has matched employee contributions dollar for dollar up to the first $3000.

SAFE HARBOR STATEMENT

This document contains forward-looking statements relating to employee benefits expected to be received by employees of Palomar Medical Technologies, Inc. (“Palomar”) following the proposed merger (the “Merger”) that will effectuate the acquisition of Palomar by Cynosure, Inc. (“Cynosure”). These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may individually or mutually impact the matters herein, and cause actual results, events and performance to differ materially from such forward-looking statements. These risk factors include, but are not limited to factors, which are detailed from time to time in Cynosure’s and Palomar’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their reports on Form 10-K for the year ended December 31, 2012, as amended, any subsequently filed quarterly reports on Form 10-Q and the Cynosure Registration Statement on Form S-4 (File No. 333-187895). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Cynosure nor Palomar undertakes any obligation to release publicly the result of any revisions to the forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER WITH CYNOSURE AND WHERE TO FIND IT

In connection with the proposed Merger, Cynosure has filed with the SEC a Registration Statement on Form S-4 (File No. 333-187895), as it may be amended from time to time, that includes a joint proxy statement/prospectus, which is a joint proxy statement of Cynosure and Palomar that also constitutes a prospectus of Cynosure. The Registration Statement was declared effective by the SEC on May 23, 2013. Palomar and Cynosure also have filed and plan to file other relevant documents with the SEC regarding the proposed Merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Cynosure and Palomar with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Cynosure’s Investor Relations Department at (617) 542-5300 or CYNO@investorrelations.com, or by contacting Palomar’s Investor Relations Department at (781) 993-2411 or ir@palomarmedical.com.

Cynosure and Palomar and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about Cynosure’s directors and executive officers is available in the joint proxy statement/prospectus under the heading “Information About Cynosure’s Directors, Officers and 5% Stockholders.” As of May 21, 2013, Cynosure’s directors and executive officers beneficially owned approximately 2.9 million shares, or 17.0%, of Cynosure’s Class A common stock. Information about Palomar’s directors and executive officers is available in Palomar’s Amendment No. 1 on Form 10-K/A filed on April 26, 2013 and in the joint proxy statement/prospectus. As of May 21, 2013, Palomar’s directors and executive officers beneficially owned approximately 2.5 million shares, or 11.8%, of Palomar’s common stock. Additional information regarding the interests of Palomar’s directors and executive officers in the proposed Merger, including information relating to the acceleration of

Palomar equity awards; the election of Joseph P. Caruso, Palomar’s President, Chief Executive Officer and Chairman of the Board of Directors, as Cynosure’s President and Vice Chairman of the Board of Directors; amendments to existing Palomar employment agreements; a new employment agreement between Cynosure and Mr. Caruso; indemnification and insurance matters relating to Palomar directors and executive officers; and golden parachute compensation, can be found in the joint proxy statement/prospectus under the heading “Interests of Directors and Executive Officers of Palomar in the Merger.” Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cynosure or Palomar using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.